EXHIBIT (d)

Securities of the Registrant Outstanding as of

June 30, 2012

The following table shows at June 30, 2012 the amount of contract maturities of the Corporation’s outstanding indebtedness maturing over the next five years and for subsequent years. The face value of maturing paper is used in the maturity structure.

Outstanding Indebtedness of QTC (Face Value)

Maturity Analysis

	0-3 months	3-12 months	1-5 years	Over 5 Years	TOTAL
	(in $ millions)
Offshore Debt(1)	467	1,424	1,013	1,506	4,410
Domestic Debt(2)(3)	2,063	739	28,822	40,340	71,964
TOTAL	2,530	2,163	29,835	41,846	76,374

(1)

These totals have been translated into Australian dollars at a rate of exchange applicable at the balance date and do not include the net effect of currency swaps and forward currency contracts. They include US$1,721 million outstanding under the Corporation’s United States and European Commercial Paper Facilities as at June 30, 2012 (2011: US$1,934 million), US$1,002 million outstanding under the Corporation’s United States and European Euro Medium-Term Note Facilities as at June 30, 2012 (2011: US$702 million) and US$200 million outstanding under the Corporation’s United States Floating Rate Note Facilities as at June 30, 2012 (2011: US$0).

(2)	Maturities of discounted loans are included at face value.
(3)	These totals include A$2,420 million outstanding under the Corporation’s Australian dollar Treasury note facility as at June 30, 2012 (2011: A$2,878 million).

Other Guaranteed Debt and Contingent Liabilities

Under the provisions of the Statutory Bodies Financial Arrangements Act 1982 (as amended by the Statutory Bodies Financial Arrangements Amendment Act 1996 and the Statutory Bodies Financial Arrangements Amendment Regulations), financial arrangements entered into by a statutory body may be guaranteed by the Treasurer on behalf of the Government of Queensland. That legislation also preserves similar guarantees given under legislation that it replaced. In addition, the Industrial Development Act 1963 preserves guarantees of borrowings of other bodies made under the Statutory Bodies Financial Arrangements Act 1982. Guarantees are also given in respect of borrowings made by Co-operative Housing Societies which on-lend funds for home purchase.

The Queensland Government also guarantees all insurance policies issued prior to December 1, 1996 by the Suncorp Insurance and Finance Corporation (“Suncorp”). Suncorp, together with Suncorp Building Society and Queensland Industry Development Corporation merged with Metway Bank Limited with effect from December 1, 1996. Pursuant to the provisions of the State Government Institution and Metway Merger Facilitation Act 1996, all insurance policies (principally concerning life insurance, general insurance and superannuation) issued by Suncorp prior to December 1, 1996 will continue to be guaranteed by the Queensland Government.

(d)-1

Exchange Rate of the Australian Dollar

Exchange rates for the major currencies in which debt of Queensland Treasury Corporation and Queensland is denominated, expressed as an Australian dollar against the foreign currency equivalent are shown in the table below:

Currency Year average	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12
US Dollar	0.7861	0.8966	0.7473	0.8822	0.9890	1.0316
Japanese Yen	93.18	98.67	74.21	80.71	82.08	81.13
Swiss Franc	0.9680	0.9945	0.8339	0.9365	0.9413	0.9262
Pounds Sterling	0.4066	0.4478	0.4625	0.5587	0.6214	0.6513
Euro	0.6018	0.6100	0.5416	0.6357	0.7248	0.7710
NZ Dollar	1.1472	1.1675	1.2289	1.2555	1.3049	1.2832

Source: DataStream

(d)-2